FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.  Name and Address of Company

ACCELRATE POWER SYSTEMS INC.

(the “Company”)

Suite 1370, 1140 West Pender Street

Vancouver, B.C.

V6E 4G1

Item 2.  Date of Material Change

April 7th, 2005

Item 3.  Press Release

Date of Issuance:

April 7th, 2005

Place of Issuance:

Vancouver, British Columbia

Item 4.  Summary of Material Change

On April 7th, 2005, the Company announced that it ha\d signed an exclusive License Agreement with Hawker Powersource Inc. for the manufacturing and marketing of battery chargers incorporating the Company’s patented technology throughout North America.  Under this agreement, Hawker will manufacture a private label line of chargers for the Company, to be sold through aftermarket distributors to the vast motorized materials handling industry.  The Hawker brand name of industrial batteries is the largest in the world.  In addition, Hawker Powersource will also have, for a period of five years, an exclusive license to manufacture and sell battery chargers incorporating the Company’s technology throughout North America.

Item 5.  Full Description of Material Change

See attached Schedule “A”.

Item 6.  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.  Omitted Information

Not applicable.

Item 8.  Executive Officers

For further information contact:

Reimar Koch, President and CEO

Tel:  604.688.8656

Item 9.  Date of Report

DATED at Vancouver, British Columbia this 24th day of May, 2005.

ACCELRATE POWER SYSTEMS INC.

Per:

“Reimar Koch”

(Authorized Signatory)

Reimar Koch, President and CEO

(Print Name and Title)

Schedule “A”

ACCELRATE POWER SYSTEMS INC.

Suite 1370 1140 West Pender Street
Vancouver, British Columbia
V6E 4G1

Telephone:       (604) 688-8656

Facsimile:        (604) 688-8654

NEWS RELEASE

APS-32

April 7, 2005

TSX Venture Exchange Symbol: APS

DAX (Germany) Symbol: KCG

FOR IMMEDIATE RELEASE

ACCELRATE AND HAWKER POWERSOURCE SOLIDIFY

EXCLUSIVE U.S. LICENSE AGREEMENT

Vancouver, BC – April. 7, 2005 – AccelRate Power Systems announced today that it has signed an exclusive License Agreement with Hawker Powersource Inc. for the manufacturing and marketing of battery chargers incorporating AccelRate’s patented technology throughout North America.

Under this agreement, Hawker will manufacture a private label line of chargers for AccelRate, to be sold through aftermarket distributors to the vast motorized materials handling industry. The Hawker brand name of industrial batteries is the largest in the world.

In addition, Hawker Powersource will also have, for a period of five years, an exclusive license to manufacture and sell battery chargers incorporating AccelRate’s technology throughout North America.

“We are very pleased to be working with Hawker Powersource to build a market for our revolutionary battery charger in North America through the license of our technology and Hawker’s manufacturing of a private-label series of products, incorporating AccelRate’s technology, for the aftermarket segment,” said AccelRate president, Reimar Koch. “The profitable aftermarket business, which represents 60% of our total motive power market, will be accessed through the impending appointment of dealers and distributors to target current users of forklift trucks and other electric powered industrial vehicles throughout North America. This will not only allow us to earn royalties, but also earn additional margin on the products. This will enable a higher return to shareholders and pave the way to future world-wide licensing agreements.”

AccelRate’s unique technology charges all batteries chemistries and sizes in 80% less time than conventional chargers, resulting in significant savings in time, space, energy and capital costs, as well as optimizing battery life.

The AccelRate technology was developed by Vladimir Petrovic, a former director of Belgrade’s Institute Mihailo Pupin. More than ten years of development have been invested in the commercialization of the technology which is aimed at the billion-dollar-plus annual battery recharging market.

Hawker Powersource (www.hawkerpowersource.com) is an EnerSys Company. EnerSys has 6,500 employees, and operates 20 manufacturing and assembly facilities worldwide with customers in over 100 countries. Shares of EnerSys, symbol ENS, trade on the New York Stock Exchange.

AccelRate Power Systems is headquartered in Vancouver, BC with its laboratories in neighbouring Burnaby, BC. Shares of AccelRate trade on the TSX Venture Exchange, symbol APS, and on the Frankfurt Exchange (DAX), symbol KCG.

ACCELRATE POWER SYSTEMS INC.

"Reimar Koch"

President and CEO

For further information contact

Ray D. Torresan

(604) 688-8656

Reimar Koch

(604) 688-8656

Debby Harris

(604) 688-8656

Email: info@accelrate.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.